SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of November 2015

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

The registrant hereby incorporates all parts, except for the “Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 23, of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on page 23 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 2 November 2015	By	/ s / Michelle Hill
(Authorised Signatory)

Quarterly Management Statement, 30 September 2015

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2015 for Santander UK Group Holdings plc and its subsidiaries (‘Santander UK’), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to Santander UK and other general statements refer to the business results of the same period in 2014. Balance sheet references are compared with the position at 31 December 2014, unless otherwise stated.

Supplementary information for Santander UK Group Holdings plc’s principal subsidiary, Santander UK plc, is included in Appendix 3.

Santander UK Group Holdings plc

Quarterly Management Statement

for the nine months ended

30 September 2015

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 6284
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK Group Holdings plc	1

Quarterly Management Statement, 30 September 2015

Profit before tax of £1,424m, good performance compared with 9M’14

960,000 new 1|2|3 World customers and net lending to UK companies of £2.3bn in 9M’15

“I am pleased to report solid results for the first nine months of the year, with good momentum in profitability underpinned by strong flows, significantly lower provisions and growth in net interest income.

We’ve seen further growth in our 1|2|3 World customers and were the first choice for customers switching their current account provider year-to-date. Furthermore, we sustained our strong support for UK companies and homeowners. Net lending to UK companies increased by £2.3bn to a total of £26.2bn, maintaining the positive momentum seen throughout 2015, while net mortgage lending improved to £2.2bn, with a retention rate of c.80%.

We note the PRA’s consultation on Banking Reform, which we are reviewing, and remain in close and constructive dialogue with the PRA. In terms of the provisional CMA investigation findings, we support the desire to engage customers and to make it easier to compare banks and to move accounts.

The positive economic outlook remains supportive of our business, but we are mindful, like other challengers, that our future earnings will be impacted by the bank corporation tax surcharge and increasing pressure on asset margins. Our ongoing focus is on deepening customer relationships, growing fee income, improving our operational and digital excellence, and delivering a much improved customer experience. This leaves us well placed to deliver on our refined strategy, while maintaining balance sheet strength”

Nathan Bostock, Chief Executive Officer

9M’15 business and financial highlights 1

•	Retail current account balances of £50.7bn, up an average £1bn per month since end 2012.

•	Strong retail customer satisfaction, achieving our 2015 target ahead of schedule. [2]

•	New facilities in Commercial Banking up 17% from 9M’14 to £6.8bn, and strong growth in fee income.

•	Banking NIM [4] of 1.84% up 2bps, and adjusted RoTE [4] of 12.0% [3] up 160bps, since Dec’14.

•	Operational efficiency well managed, absorbing ongoing investment.

•	Robust retail and corporate credit quality; NPL ratio improved to 1.59% from 1.80% in Dec’14.

•	Strong CET 1 capital ratio of 11.7% and an improved leverage ratio of 4.1%.

•	Successfully issued AT1, T2 and Senior; establishing the foundation for future regulatory requirements.

	9M’15	9M’14
Income statement highlights	£m	£m
Net interest income	2,675	2,544
Non-interest income [5]	754	776
Total operating expenses excluding impairment losses, provisions and charges	(1,799)	(1,797)
Total operating impairment losses, provisions and charges	(206)	(512)
Profit before tax	1,424	1,011

	30.09.15	31.12.14	30.09.14
Balance sheet highlights	£bn	£bn	£bn
Customer loans	198.1	190.7	190.4
- of which mortgages	152.3	150.1	150.0
- of which corporates [1]	26.2	23.9	23.5
Customer deposits	159.7	152.4	150.9
PRA end point Tier 1 leverage ratio	4.1%	3.8%	3.7%
CET 1 capital ratio	11.7%	11.9%	11.9%

1.	See Appendix 1 for notes and definitions.
2.	Customer satisfaction as measured by the Financial Research Survey (‘FRS’) run by GfK. See Appendix 1 for full definition.
3.	Adjusted RoTE [4] of 12.0% is annualised and adjusted for the UK Bank Levy and FSCS phasing. RoTE [4] was 12.8%. See Appendix 1.
4.	Non-IFRS measure. See Appendix 1.
5.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	2

Quarterly Management Statement, 30 September 2015

Delivering on our commitments, 2013-15 1

The 2015 commitments were established at the end of 2012 and set for the period 2013-15. From Q4’15 we will start reporting and tracking against our 2018 targets, as announced at the 2015 Banco Santander Investor Day, and outlined on the following page.

1. Loyal and satisfied retail customers	2015 target	30.09.15	31.12.14
Loyal customers	4 million	3.6 million	3.3 million
1|2|3 World customers	4 million	4.6 million	3.6 million
Customer satisfaction, Financial Research Survey (‘FRS’)	Top 3	62.9%	59.7%
(average of 3 highest performing peers)		(61.4%)	(60.4%)

•	Increase in our loyal customers is underpinned by the continued success of the 1|2|3 Current Account. Customers with a primary banking relationship now represent 61% of total banking and savings balances of £136.2bn, up from 54% in Dec’14, improving customer primacy and liability spread.

•	Santander UK remained the first choice for customers switching their current account provider, on a net basis year-to-date. One-in-four UK current accounts have moved to us since the introduction of the current account switch service (‘CASS’) in September 2013. [2]

•	FRS reported a significant improvement in customer satisfaction in the last year, achieving our 2015 target ahead of schedule. Further improvement is at the heart of our plans, as we aim to achieve positive customer outcomes every time.

2. ‘Bank of Choice’ for UK companies	2015 target	30.09.15		31.12.14
Corporate loans percentage of total customer loans	20%	13%		13%
(Total lending to corporates)		(£26.2bn	)	(£23.9bn	)

•	In 9M’15 we extended £6.8bn of new facilities to SMEs and mid-sized corporates, an increase of 17%. Total lending to corporates grew 10% year-on-year.

•	Commercial Banking current account balances increased 27% to £3.6bn, with acceleration in the usage of our corporate banking platform. Bank account openings were up 8% to 5,890.

•	With the investment in our Commercial Banking business now complete, we are seeing a strong increase in productivity and fee income, utilising the broader product suite and extended footprint we have in place.

•	We maintained the share of corporate loans to total customer loans of 13%. As previously indicated, we will not compromise our prudent risk management and return objectives and will not therefore achieve our 2015 target of 20%.

•	Charterhouse UK Business Banking Survey reported an improvement in overall customer satisfaction over the last two years. Further improvement is at the heart of our plans.

3. Consistent profitability and a strong balance sheet	2015 target	30.09.15	31.12.14
Adjusted return on tangible equity (‘Adjusted RoTE’)6/RoTE[6]	13% - 15%	12.0%[3,6]	10.4%[6]
Cost-to-income ratio (‘CIR’)	< 50%	52%	54%
CET 1 capital ratio	> 10.5%[4]	11.7%	11.9%
Loan-to-deposit ratio (‘LDR’)	< 125%	123%	124%
Non-performing loan (‘NPL’) ratio	ratio maintained	1.59%	1.80%
Dividend payout ratio	50%	N/A	46%

•	Adjusted RoTE [6] increased to 12.0% [3,6], driven by strong commercial momentum.

•	CIR improved to 52%, absorbing ongoing investment. CIR target of <50% remains a medium-term aspiration as we continue to invest and grow, while capturing future operational efficiencies.

•	CET 1 capital ratio of 11.7% and LDR of 123%, were impacted by the commencement of the consumer finance cooperation, PSA [5], in February 2015.

•	The NPL ratio of 1.59% was down 21bps, with retail and corporate loans performing well in a favourable economic environment.

1.	See Appendix 1 for notes and definitions. Targets were established on a Santander UK plc basis in 2012.
2.	‘Full switchers’ as measured by the Payments Council. See Appendix 1.
3.	Adjusted RoTE [6] of 12.0% is annualised and adjusted for the UK Bank Levy and FSCS phasing. RoTE [6] was 12.8%. See Appendix 1.
4.	Target recalibrated to c.12% by 2018 in September 2015, based on the current known end-point CET 1 regulatory requirements.
5.	PSA Finance UK Limited, a cooperation between Santander Consumer Finance, S.A. and Banque PSA Finance, S.A. (accounted for as a subsidiary). See Appendix 1.
6.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	3

Quarterly Management Statement, 30 September 2015

Evolution of our proven and successful strategy

•	On the 23 and 24 September 2015, the Banco Santander group hosted their 2015 Investor Day in London. At the event, Nathan Bostock and his management team outlined the evolution to the strategic direction of the UK business in the context of the major forces shaping the UK banking market. The strategic objectives build on the progress made to date and would not be achievable without the commercial transformation and foundations already accomplished.

•	We believe Santander UK is well positioned as a bank with meaningful scale, offering full retail and commercial services, with the opportunity to build upon this and become a fully customer focused and better diversified bank. Our commercial focus for the next three years, which further builds on the solid foundations already achieved, are centred on three strategic goals:

1.	Expanding our drive for increased customer loyalty and deeper relationships in both the retail and corporate/commercial bank;

2.	Introducing a goal of ‘operational and digital excellence’, thus delivering the best service to our customers, at the best price for our shareholders; and

3.	Maintaining our focus on profitability and a solid balance sheet, while strengthening our capital position.

The key behind the success of these commercial priorities is the relentless focus on our people, constantly working to embed our behaviours, delivering a culture of Simple, Personal and Fair, and being deeply engaged in the communities where we operate.

•	Ambitious but realistic 2018 commitments were set at the event as follows:

People	2018 target
Colleague engagement	Top 3 UK Bank

Customers
Retail loyal customers (million)	4.7
SME and Corporate loyal customers (including Business Banking) (k)	308
Customer satisfaction and advocacy	Top 3
Digital customers (million)	6.5
Fee income CAGR [1]	5% - 10	% [2]

Shareholders
Return on Tangible Equity [4] (‘RoTE’)	12% - 14%
Cost-to-income ratio (‘CIR’)	< 50%
CET 1 capital ratio	c.12%
Non-performing loan (‘NPL’) ratio	< 1.50%
Dividend payout ratio	50%

Communities
People supported (k) [3]	600
Number of scholarships (k) [3]	24.1

1.	Compound annual growth rate of ‘Net fee and commission income’.
2.	Measured between FY’15 and FY’18.
3.	Cumulative from 2016 to 2018.
4.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	4

Quarterly Management Statement, 30 September 2015

	9M’15	9M’14
Summary income statement [1]	£m	£m
Net interest income	2,675	2,544
Non-interest income [2]	754	776

Total operating income	3,429	3,320

Administrative expenses	(1,590)	(1,385)
Depreciation, amortisation and impairment	(209)	(412)

Total operating expenses excluding impairment losses, provisions and charges	(1,799)	(1,797)

Impairment losses on loans and advances	(52)	(240)
Provisions for other liabilities and charges	(154)	(272)

Total operating impairment losses, provisions and charges	(206)	(512)

Profit before tax	1,424	1,011

Tax on profit	(307)	(204)

Profit after tax for the period	1,117	807

9M’15 compared with 9M’14

Total operating income

•	Net interest income was 5% higher at £2,675m, driven by margin improvements and increased retail and corporate lending.

•	Non-interest income was 3% lower, with a reduction in Retail Banking net banking fees partially offset by higher banking and lending fees in Commercial Banking, as well as international payment income. Revenues from derivative and cash sales activities in Global Corporate Banking (previously referred to as Corporate & Institutional Banking) also increased.

Total operating expenses excluding impairment losses, provisions and charges

•	Total operating expenses excluding impairment losses, provisions and charges were flat in 9M’15, principally due to pension gains of £218m and write-off and other costs of £304m in 2014 not repeated in 2015. The remaining operating expenses in 2015 were up 5% with the investment in business growth, regulatory compliance project costs (including banking reform), and the continued enhancements to our digital channels driving the increase. In 2014, as a result of defined benefit pension scheme changes that limit future entitlements and provide for the longer term sustainability of our staff pension arrangements, a net gain of £218m arose in administrative expenses in Q2’14. Also in Q2’14, following the implementation of our new digital platform and the completion of our product simplification programme, we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised and are therefore charged in administrative expenses.

Total operating impairment losses, provisions and charges

•	Impairment losses on loans and advances were significantly lower at £52m, with retail and corporate loans performing well in a favourable economic environment. The retail performance benefited from a £56m release in mortgage provisions as a result of the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges. Equally, the quality of the unsecured portfolio has also contributed to the reduction. In Commercial Banking, Global Corporate Banking and Corporate Centre, releases arose from loan disposals and restructuring given the favourable market conditions.

•	Provisions for other liabilities and charges were 43% lower at £154m, largely due to a decrease in branch de-duplication and conduct charges. 2014 included a £50m provision relating to the costs for our ongoing branch de-duplication programme. In 2014, a further provision of £140m, including related costs, was taken for conduct remediation. Of this, £95m related to PPI, which followed a review of claims activity, indicating that claims were expected to continue for longer than originally anticipated. There was a net £45m charge related to other products, principally wealth and investments. 2015 included an additional £43m conduct provision relating to wealth and investment products in the quarter.

Tax on profit

•	The tax on profit increased largely due to higher profits, offset in part by the reduction in the main corporation tax rate.

1.	See Appendix 1 for notes and definitions.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	5

Quarterly Management Statement, 30 September 2015

Outlook

•	We anticipate that the UK economy will remain supportive of our business and credit performance, despite continued evidence of increasing liquidity in the lending market resulting in competitive pressures, demonstrated by the new asset margin compression. Offsetting this margin pressure, a full service offering and improved product coverage for our corporate customers will underpin future fee income growth.

•	As previously reported, we expect the Banking NIM [1] for 2015 to remain broadly unchanged from 1.82% at end 2014, with the current expectation of the Bank of England bank rate rising gradually, only from mid-2016 onwards.

•	We expect our net mortgage lending to grow in line with the market for the rest of the year and the decline in Standard Variable Rate (‘SVR’) mortgage balances, which reduced by a net £6.2bn in 9M’15, to be broadly in line with the reduction seen in 2014.

•	Following the recent changes to 1|2|3 World, the impact on customer acquisition remains to be seen; nonetheless we are confident that the 1|2|3 World continues to be a market leading proposition.

•	We note the PRA’s consultation on Banking Reform, which we are reviewing, and will remain in close and constructive dialogue with the PRA as we work to finalise our business model. In terms of the provisional CMA investigation findings, we support the CMA’s desire to engage customers and to make it easier to compare banks and to move accounts.

•	Since 30 September 2015, the trends evident in the business operating results have not changed significantly.

1.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	6

Quarterly Management Statement, 30 September 2015

	30.09.15	31.12.14
Summary of selected segmental balance sheet assets and liabilities [1]	£bn	£bn
Customer loans
Retail Banking	164.2	158.5
Commercial Banking	20.4	18.7
Global Corporate Banking [2]	5.8	5.2
Corporate Centre	7.7	8.3

Total customer loans	198.1	190.7

Other assets	84.9	85.3

Total assets	283.0	276.0

Customer deposits
Retail Banking	136.2	129.6
Commercial Banking	16.8	15.3
Global Corporate Banking [2]	2.7	2.3
Corporate Centre	4.0	5.2

Total customer deposits	159.7	152.4

Other liabilities	107.4	109.4

Total liabilities	267.1	261.8

	30.09.15	31.12.14
Summary capital, leverage, liquidity and funding [1]	£bn	£bn
Capital and leverage
CET 1 capital	10.0	9.8
Total qualifying regulatory capital	14.9	14.3
Risk Weighted Assets (‘RWAs’)	85.9	82.3

CET 1 capital ratio	11.7%[4]	11.9%
Total capital ratio	17.4%[5]	17.3%
PRA end point Tier 1 leverage ratio	4.1%	3.8%

Liquidity
Liquidity Coverage Ratio (‘LCR’) [6]	112%	110%
LCR eligible liquidity pool	36.5	39.5

Funding
Total wholesale funding	65.9	66.2
- of which with a residual maturity of less than one year	19.9	23.1
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	183%	171%

1.	See Appendix 1 for notes and definitions.
2.	Previously referred to as Corporate & Institutional Banking, renamed to Global Corporate Banking.
3.	Non-controlling interest refers to other equity instruments issued by Santander UK plc and the PSA cooperation.
4.	CET 1 capital ratio of 11.7% was impacted by the commencement of the PSA cooperation.
5.	Total capital ratio of 17.4% was impacted by the transitional treatment of minority interests and grandfathering rules.
6.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	7

Quarterly Management Statement, 30 September 2015

Balances

•	Customer loans grew £7.4bn to £198.1bn in 9M’15, with a net £2.2bn increase in mortgage balances and a net £2.3bn in corporate lending balances. Unsecured consumer and vehicle finance balances increased £3.5bn, following the commencement of the PSA cooperation in February 2015.

•	Other assets, which consist largely of cash, derivatives, government securities, investment portfolios and joint venture assets, decreased by £0.4bn mainly due to a reduction in cash reflecting lower liquidity requirements.

•	Customer deposits increased £7.3bn to £159.7bn, as we focused on retaining and originating accounts held by more loyal customers. Retail Banking current account balances grew by £9.6bn to a total of £50.7bn, partially offset by lower savings balances. Commercial Banking deposits grew £1.5bn, through enhanced capabilities and building upon deeper customer relationships.

•	The LDR reduced to 123%, mainly driven by the continued strong growth in retail current accounts.

Capital and leverage

•	The CET 1 capital ratio was 11.7%, from 11.9% at Dec’14, adversely impacted by the commencement of the PSA cooperation. The PRA end point Tier 1 leverage ratio was 4.1%, from 3.8% at Dec’14, driven by the £750m Additional Tier 1 (‘AT1’) issuance in Jun’15.

•	The total capital ratio increased to 17.4%, driven by the £750m AT1 and $1.5bn Tier 2 issuances. This was partially offset by the decline in the CET 1 ratio and the CRD IV Minority Interest and grandfathering rules, as well as the partial buy-back of four capital instruments in June 2015.

•	RWAs were up £3.6bn to £85.9bn, broadly in line with asset growth and reflecting the £2.4bn RWAs from the commencement of the PSA cooperation being consolidated under Santander UK.

•	In September 2015, we successfully issued $1.5bn of Tier 2 securities from Santander UK Group Holdings plc across two tranches: $1bn with coupon of 4.750%, 10 year maturity and $500m with coupon of 5.625%, 30 year maturity.

Liquidity and funding

•	The LCR eligible liquidity pool decreased £3.0bn to £36.5bn, reflecting lower liquidity requirements, largely due to the phasing of short-term funding and of medium-term maturities. Wholesale funding with a residual maturity of less than one year decreased £3.2bn to £19.9bn, reflecting changes in the maturity profile of our medium term funding. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 183% coverage ratio.

•	9M’15 MTF issuance of c. £8.7bn (sterling equivalent) included £5.7bn of senior unsecured debt.

•	With no additional drawings made in 2015, total drawdowns of UK Treasury Bills under the Funding for Lending Scheme (‘FLS’) were £2.2bn.

Conduct remediation

•	The remaining provision for Payment Protection Insurance (‘PPI’) redress and related costs amounted to £48m. Monthly utilisation, excluding pro-active customer contact, during 9M’15 was £9m per month (including related costs), against an average of £9m in 2014, and £18m in 2013. There are currently no open past business reviews.

•	Considerable uncertainty remains as a result of the recently announced FCA consultation relating to the introduction of a deadline by which customers would need to make their PPI complaints, and the proposed rules and guidance in regard of the application of the Supreme Court judgment in Plevin v Paragon Personal Finance Limited. In light of this, we will continue to review our provision levels, recent claims experiences and the potential impact of time barring, and we expect to increase our provisioning levels once there is more clarity on the matter. The ongoing uncertainty has prevented us from reliably estimating any additional provision requirements at this time.

•	Existing non-PPI related conduct provisions amounted to £195m, which included £43m of additional provisions taken in the quarter relating to wealth and investment products. The additional provisions were taken following the agreement of the revised approach to redressing portfolio and structured investment customers with the FCA. Outstanding provisions relate predominantly to wealth and investment products.

Santander UK Group Holdings plc	8

Quarterly Management Statement, 30 September 2015

Credit quality 1

	Customer Loans	NPLs	NPL ratio		NPL coverage	9M Gross write-offs	Loan loss allowance
30.09.15	£bn	£m	%		%	£m	£m
Retail Banking	164.2	2,401	1.46		34	157	822
Residential mortgages	152.3	2,281	1.50	[2]	21	29	490
Banking and consumer credit	11.9	120	1.01		277	128	332
Commercial Banking	20.4	619	3.03		44	62	273
Global Corporate Banking	5.8	10	0.17		270	27	27
Corporate Centre	7.7	125	1.63		97	23	121

	198.1	3,155	1.59		39	269	1,243

	Customer Loans	NPLs	NPL ratio		NPL coverage	12M Gross write-offs	Loan loss allowance
31.12.14	£bn	£m	%		%	£m	£m
Retail Banking	158.5	2,573	1.62		34	273	881
Residential mortgages	150.1	2,459	1.64	[2]	24	68	579
Banking and consumer credit	8.4	114	1.35		265	205	302
Commercial Banking	18.7	664	3.56		46	75	305
Global Corporate Banking	5.2	53	1.01		138	11	73
Corporate Centre	8.3	134	1.62		134	64	180

	190.7	3,424	1.80		42	423	1,439

•	The total NPL ratio of 1.59% continued to improve, with retail and corporate loans performing well in a favourable economic environment.

•	The Retail Banking NPL ratio decreased to 1.46%, as a result of lower mortgage non-performance and overall growth in retail assets.

•	The residential mortgages NPL ratio decreased to 1.50%, including Properties in Possession (‘PIPs’). Impairment releases and the decrease in NPL ratios reflecting the continued good performance of the portfolio supported by low interest rates, rising house prices and the favourable economic environment.

•	The banking and consumer credit NPL ratio decreased to 1.01% due to asset growth, mainly as a result of the commencement of the PSA cooperation.

•	The Commercial Banking NPL ratio decreased to 3.03%, with credit quality remaining strong. We continue to adhere to our prudent lending criteria as we grow lending.

•	The Global Corporate Banking NPL ratio decreased to 0.17%, due to the disposal of a single loan of £49m and asset growth in 9M’15.

•	The Corporate Centre NPL ratio remained broadly flat at 1.63%, with a single loan of £24m that moved to non-performance in 9M’15.

1.	See Appendix 1 for notes and definitions.
2.	Residential mortgages NPL ratio for Sep’15 includes PIPs. Prior periods have not been restated.

Santander UK Group Holdings plc	9

Quarterly Management Statement, 30 September 2015

Mortgage loan-to-value (‘LTV’)

	Simple avg.	up to 50%	>50-75%	>75-85%	>85-100%	>100%
30.09.15%		% of total	% of total	% of total	% of total	% of total
New business flow	65	18	40	28	14	—
Stock	46	39	43	10	6	2

	Simple avg.	up to 50%	>50-75%	>75-85%	>85-100%	>100%
31.12.14%		% of total	% of total	% of total	% of total	% of total
New business flow	65	17	42	24	17	—
Stock	47	36	44	11	6	3

•	We maintained our prudent lending criteria, with an average LTV of 65% on new lending. Our lending with an LTV of over 85% accounted for 14% of the new business flow.
•	Stock LTV at 46% continued to perform well, supported by house price increases and the improving economic environment, facilitating capital repayments by borrowers.

Santander UK Group Holdings plc	10

Quarterly Management Statement, 30 September 2015

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with less than two directors, owners or partners) through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business.

	9M’15	9M’14
Summary income statement	£m	£m
Net interest income	2,385	2,283
Non-interest income [1]	404	419

Total operating income	2,789	2,702

Operating expenses excluding impairment losses, provisions and charges	(1,333)	(1,296)
Impairment losses on loans and advances	(82)	(168)
Provisions for other liabilities and charges	(153)	(277)

Profit before tax	1,221	961

Income statement analysis (9M’15 compared with 9M’14)

•	Net interest income increased 4%, driven by management focus on reducing the cost of retail liabilities, the commencement of the PSA cooperation and increased lending. This was partially offset by reduced mortgage stock margins and new lending margin pressures.

•	Non-interest income decreased 4%, reflecting lower net banking fees.

•	Operating expenses excluding impairment losses, provisions and charges rose slightly year-on-year with investment in the growth of the business, continued enhancements to our digital channels, regulatory compliance costs and the commencement of the PSA cooperation. These were partially offset by strong cost management discipline.

•	Impairment losses on loans and advances decreased to £82m, mainly due to a release on mortgages driven by the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges.

•	Provisions for other liabilities and charges decreased by 45% primarily due to a decrease in branch de-duplication and conduct charges. 2014 included a £50m provision relating to the costs for our ongoing branch de-duplication programme. In 2014, a further provision of £140m, including related costs, was taken for conduct remediation. Of this, £95m related to PPI, which followed a review of claims activity, indicating that claims were expected to continue for longer than originally anticipated. There was a net £45m charge related to other products, principally wealth and investments. 2015 included £43m of additional conduct provisions taken in the quarter relating to wealth and investment products.

Santander UK Group Holdings plc	11

Quarterly Management Statement, 30 September 2015

Retail Banking (continued)

Balances	30.09.15 £bn	31.12.14 £bn
Customer loans	164.2	158.5
- of which mortgages	152.3	150.1
- of which other unsecured finance	5.6	5.1
- of which vehicle consumer finance	6.3	3.3
RWAs	42.2	38.4
Customer deposits	136.2	129.6
- of which current accounts	50.7	41.1

•	Mortgage net lending was £2.2bn, with the total outstanding balance up at £152.3bn. This was driven by strong approval volumes and mortgage retention, with c.80% of maturities retained on Santander UK mortgages, offsetting the SVR mortgage attrition of £6.2bn (9M’14: £6.3bn).

•	Unsecured finance balances, which include bank overdrafts, unsecured personal loans (‘UPL’), and credit cards, increased 10% in line with the 1|2|3 World loyalty strategy.

•	Vehicle consumer finance balances increased to £6.3bn, driven by the PSA cooperation commencement.

•	The RWA increase largely reflected the commencement of the PSA cooperation, accounting for £2.4bn of RWAs being consolidated under Santander UK, and growth in mortgages.

•	Customer deposits increased £6.6bn as current account balances continued to grow strongly, partially offset by lower demand for savings products. The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £9.6bn in current account balances over the last nine months.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	12

Quarterly Management Statement, 30 September 2015

Retail Banking (continued)

Business volumes [1]	9M’15	9M’14
Mortgage gross lending	£19.6bn	£20.5bn
Mortgage net lending	£2.2bn	£1.9bn
UPL gross lending	£1.0bn	£1.2bn
UPL net lending	£0.0bn	£0.2bn
Vehicle consumer finance gross lending	£2,291m	£1,253m
Vehicle consumer finance net lending	£490m	£163m
Customer deposit flows	£6.6bn	£4.5bn

•	Mortgage gross lending was £19.6bn, with applications up 2% on 9M’14, and we helped 24,300 first-time buyers (£3.5bn of gross lending) purchase their new home. Interest only mortgage balances decreased £1.3bn to £55.6bn (Dec’14: £56.9bn) while buy-to-let (‘BTL’) mortgage balances increased £1.4bn to £4.5bn (Dec’14: £3.1bn).

•	UPL gross lending fell slightly over the period, with overall positive net lending of £46m.

•	Vehicle finance gross lending was £2,291m and net lending £490m, driven by increases in new car registrations and an expansion in business streams, including motorbikes and leisure vehicles.

Business development

•	1|2|3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 95% of 1|2|3 Current Account holders have a primary banking relationship (vs. 46% for our non-1|2|3 Current Account); on average 1|2|3 World customers hold 2.2 products (vs. 1.5); and average liabilities (banking and savings) held by 1|2|3 Current Account holders are 5.2x [2] higher than for non-1|2|3 Current Account customers.

•	In September 2015, we announced changes to the 1|2|3 Current Account and the 1|2|3 Credit Card. We thought long and hard about these changes, the first since the launch of the products, and have made them in response to continuing challenges in the market and the ‘lower for longer’ bank rate environment. Taking effect in January 2016 for existing customers (September 2015 for new customers), the 1|2|3 World Current Account fee will increase from £2 per month to £5 per month, and the credit card from £24 annually to £3 per month, with a cap on cashback of £9 per month. The core terms of the 1|2|3 World Current Account and the 1|2|3 Credit Card have not changed and both remain leading products and offer significant value to many.

•	We have continued to build our buy-to-let book, focusing on non-professional landlords, as this segment is more closely aligned with residential mortgages and covers most of the BTL market. For 9M’15, we completed c.10,000 BTL mortgages, representing 10% of new business flow, at an average LTV of 70%.

•	In September 2015, we withdrew from the UK government’s Help to Buy scheme but continue to offer mortgages with an LTV of over 90% under the same terms, due to the good performance of Help to Buy mortgages and reflecting the healthy market for customers with smaller deposits.

•	We continue to invest in digital technology and have made a number of improvements in our digital platforms this year. In July 2015, we were one of the first UK banks to adopt the Apple Pay service, which enable users to pay for goods and services using their phone, for additional ease of payment. We also launched new apps such as ‘Spendlytics’ which enables users to track, analyse and understand their debit and credit card spend in detail, the virtual cash kitty app ‘KiTTi’, and an online mortgage decision ‘in principle’ tool. In August 2015, as part of our ‘Go Smart’ programme, we introduced tablets into our branch network to enhance the customer experience.

•	We gained an average of 1,600 new active mobile users every day, and in Q3’15 29% of our mortgages are retained online and as of September 2015, 32% of total openings are made through digital channels. In 2015 we are continuing to focus on digital developments, in particular security, new services, increased functionality across platforms and devices, a single consolidated account view for each customer and consolidation of our credentials processes facilitating digital access for customers.

1.	Gross and net lending figures exclude any assets purchased or transferred during the period.
2.	Average account balances are combined savings and banking liability balances.

Santander UK Group Holdings plc	13

Quarterly Management Statement, 30 September 2015

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (‘CBCs’) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers.

Summary income statement	9M’15 £m	9M’14 £m
Net interest income	336	271
Non-interest income [1]	109	84

Total operating income	445	355

Operating expenses excluding impairment losses, provisions and charges	(271)	(234)
Impairment losses on loans and advances	(24)	(62)
Provisions for other liabilities and charges	(1)	5

Profit before tax	149	64

Income statement analysis (9M’15 compared with 9M’14)

•	Net interest income increased 24%. This was a result of continued growth in customer loans and an improvement in deposit margins through the enhanced franchise and broader range of services.

•	Non-interest income increased 30%, driven by improved levels of banking fees, international payment income, interest rate management income and lending fees. International payment income and online banking (‘Connect’) fees increased strongly, up 63% on 9M’14.

•	Operating expenses excluding impairment losses, provisions and charges rose 16%, reflecting the investment in new CBCs and new Relationship Managers we made in 2014.

•	Impairment losses on loans and advances decreased to £24m, mainly due to releases driven by loan disposals and restructurings. Quality in the loan book continued to be good, supported by our cautious lending policy and the improving economic environment.

•	Provisions for other liabilities and charges increased to £1m, predominantly due to the absence of conduct provision releases made in 9M’14.

Balances	30.09.15 £bn	31.12.14 £bn
Customer loans	20.4	18.7
- of which SMEs	13.3	12.6
- of which mid corporate	7.1	6.1
RWAs	19.6	19.9
Customer deposits	16.8	15.3

•	Customer loans increased 9% to £20.4bn, maintaining a positive momentum despite an increasingly competitive and still contracting market. RWAs reduced slightly, driven by improved credit quality and a risk model recalibration in Q2’15.

•	We continued to attract deposit balances, growing 10% in the first nine months of the year, where we have strong customer relationships, and to build on our new enhanced corporate cash management and deposit capabilities.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	14

Quarterly Management Statement, 30 September 2015

Commercial Banking (continued)

Business volumes and flows	9M’15	9M’14
New facilities	£6.8bn	£5.8bn
Bank account openings	5,890	5,430
Corporate Business Centres (‘CBCs’)	69	58
Relationship Managers (‘RMs’)	713	709
Online banking (‘Connect’) active users	24,340	20,760

•	New facilities increased 17% to £6.8bn, with increases across all portfolios as a result of our expanded network of RMs, more comprehensive suite of products and services and leveraging our expertise in international and structured finance.

•	Bank account openings showed strong growth, increasing 8% to 5,890, driven by our expanded footprint.

•	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 17% in the last year.

Business development

•	We are seeing a strong increase in productivity across our platform, utilising the broader product suite and extended footprint we have in place to deepen client relationships and increase returns. This is leading to increases in fee income across international payments, online banking and interest rate management. As part of this extended footprint, new RMs are building business portfolios and will follow our established productivity maturity curve. Their portfolios and returns are expected to increase substantially, reflecting what we have already achieved in our more mature CBCs.

•	The new platforms developed specifically for corporates, building on the expertise and presence of the wider Banco Santander group, allow us to offer an enhanced product suite to customers. Through our ‘Connect’ platform, Trade Portal and Trade Club and the Santander Passport service, and with the extensive network provided by the Banco Santander group, we can offer a broad range of international financial services to our corporate customers.

•	Our pioneering Breakthrough programme continues to support SME growth across the UK. Through the range of services, workshops and MasterClass programmes we can offer to businesses, SMEs are provided with the knowledge, connections and finance to grow and succeed. The programme has also held 13 International Round Table events for more than 960 companies, provided 5 Iconic Master Classes involving over 159 fast-growth SMEs with companies including Jaguar Landrover, Saatchi Masius and McLaren, and taken 29 SME businesses on trade missions to major international markets such as Brazil, Mexico, the UAE and the USA.

•	As part of the Breakthrough programme, this year we have launched a new £100m scheme targeted at SME housebuilders, to provide much needed support to an area of the market where access to finance is a primary constraint. The flexibility of the arrangements offered, in particular bullet repayment facilities, provide additional benefits to housebuilders at the smaller end of the market.

Santander UK Group Holdings plc	15

Quarterly Management Statement, 30 September 2015

Global Corporate Banking

As part of a rebrand across the Banco Santander group, Corporate & Institutional Banking (the UK segment of Santander Global Banking & Markets) has been branded as Global Corporate Banking (‘GCB’), to reflect the build out of a corporate client franchise, and the refinement of the customer centred strategy.

GCB services corporate clients, and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses.

Summary income statement	9M’15 £m	9M’14 £m
Net interest income	56	55
Non-interest income [1]	206	208

Total operating income	262	263

Operating expenses excluding impairment losses, provisions and charges	(194)	(180)
Impairment releases / (losses) on loans and advances	20	(2)
Provisions for other liabilities and charges	—	—

Profit before tax	88	81

Income statement analysis (9M’15 compared with 9M’14)

•	Net interest income was broadly flat at £56m, with ongoing demand for project and acquisition finance, syndicated loans, transactional services and factoring products mostly offset by margin compression.

•	Non-interest income remained broadly flat at £206m, with increased revenues from our derivative and cash sales activities, offset by lower demand in some market making activities. We are starting to see some revenue momentum from the investment in service capability of our corporate finance services.

•	Operating expenses excluding impairment losses, provisions and charges increased 8% to £194m. This was mainly due to our investment in developing transactional, interest rate, foreign exchange and fixed income capabilities, 2014 transfer of a number of sales functions to London from Madrid, as well as the associated costs from related controls, systems and processes. We expect the rate in increase of costs to decline over the remainder of 2015.

•	Impairment losses on loans and advances benefitted from several releases reflecting loan disposals and restructurings.

•	No provisions for other liabilities and charges were incurred in the period.

Balances	30.09.15 £bn	31.12.14 £bn
Customer loans	5.8	5.2
RWAs	17.6	16.8
Customer deposits	2.7	2.3

•	Customer loans increased to £5.8bn, driven by refinancing and origination activities related to syndicated loans, project and acquisition finance and transactional services.

•	RWAs increased 5% in the period, due to increases in market risk RWAs and credit valuation adjustment charges. RWAs attributable to customer loans equated to £8.3bn (Dec’14: £7.7bn).

•	Customer deposits increased to £2.7bn, driven by strong deposit growth, with balances acquired at attractive margins.

Business development

•	We continue to develop our larger corporate and institutional client franchise and our product offering in banking and capital markets. We anticipate a further two years of investment in order to complete a service offering complementary to the one we now have in place for our smaller corporate customers.

•	We are focusing the business mix towards core banking activities, such as global transaction banking, Debt Capital Markets (‘DCM’) solutions, supply chain finance, cash management and private placement capabilities in order to offer a full product suite.

•	With the development of the client offering, we are accelerating the investment in our systems, controls and processes, with a focus on improved operating models and a strengthened governance framework.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	16

Quarterly Management Statement, 30 September 2015

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summary income statement	9M’15 £m	9M’14 £m
Net interest expense	(102)	(65)
Non-interest income [1]	35	65

Total operating expense / income	(67)	—

Operating expenses excluding impairment losses, provisions and charges	(1)	(87)
Impairment releases / (losses) on loans and advances	34	(8)
Provisions for other liabilities and charges	—	—

Profit before tax	(34)	(95)

Income statement analysis (9M’15 compared with 9M’14)

•	Net interest expense increased to £102m, reflecting the differing maturity and behavioural profiles between the commercial balance sheet and the re-pricing of debt funding.

•	Non-interest income decreased to £35m, as mark-to-market movements in debt issuance and other portfolios are effectively hedged in line with Santander UK’s risk management policies.

•	Operating expenses excluding impairment losses, provisions and charges, decreased by £86m principally due to pension gains of £218m and write-off and other costs of £304m in 2014 not repeated in 2015. As a result of defined benefit pension scheme changes that limit future entitlements and provide for the longer term sustainability of our staff pension arrangements, a net gain of £218m arose in administrative expenses in Q2’14. Also in Q2’14, following the implementation of our new digital platform and the completion of our product simplification programme, we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised and are therefore charged in administrative expenses. The software write-offs have reduced our future depreciation charges.

•	Impairment losses on loans and advances benefitted from provision releases in the non-core portfolio as a result of asset disposals and repayments.

•	No provisions for other liabilities and charges were incurred in the period.

Balances	30.09.15 £bn	31.12.14 £bn
Non-core customer loans	7.7	8.3
- of which Social Housing	6.4	6.7
RWAs	6.5	7.2
Customer deposits	4.0	5.2

•	Non-core customer loans decreased 7%, due to the run-down of the non-core corporate and legacy portfolios as we successfully implemented our ongoing exit strategy from individual loans and leases.

•	RWAs decreased 10%, in line with the reduction in customer loans and due to decreases on other non-core exposures. RWAs attributable to non-core customer loans amounted to £1.6bn (Dec’14: £1.7bn).

•	Customer deposits decreased 23%, as we rebalanced the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	17

Quarterly Management Statement, 30 September 2015

Appendix 1 – Notes

•	Acquisition of PSA Finance UK Limited

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (‘SCUK’) entered into an agreement with Banque PSA Finance, S.A. (‘BPF’), the auto finance unit of Group PSA Peugeot Citroën, to purchase 50% of the shares of PSA Finance UK Limited (‘PSA’). PSA, BPF and SCUK have set up a cooperation to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. The aggregate consideration paid by SCUK for the shares was £111m. PSA Finance UK Limited has been consolidated as Santander UK directs its activities. For further details on the acquisition, refer to the Santander UK Group Holdings plc 2015 Half Yearly Financial Report.

•	Corporate lending (Commercial Banking and Global Corporate Banking)

Total corporate lending is a non-IFRS measure which combines the reportable segments of Commercial Banking and Global Corporate Banking as these are disclosed under IFRS. This measure is not a substitute to such IFRS measures and is being presented for informational purposes given it is a metric that is not required to be disclosed by a government, governmental authority or self-regulatory organisation.

30.09.15	Customer Loans £bn	NPLs £m	NPL ratio %	NPL coverage %	9M Gross write-offs £m	Loan loss allowance £m
Commercial Banking	20.4	619	3.03	44	62	273
Global Corporate Banking	5.8	10	0.17	270	27	27

Total corporate lending	26.2	629	2.40	48	89	300

31.12.14	Customer Loans £bn	NPLs £m	NPL ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss allowance £m
Commercial Banking	18.7	664	3.56	46	75	305
Global Corporate Banking	5.2	53	1.01	138	11	73

Total corporate lending	23.9	717	3.01	53	86	378

•	Corporate customer satisfaction

The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,423 interviews made in the year ending Sep’15 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds, TSB and NatWest.

•	Delivering on our commitments 2013-2015 – KPIs and targets

These KPIs were originally established at the end of 2012 on a Santander UK plc basis and set for the period 2013-15, based on the forecast and outlook we then had in place. All KPIs are presented as at 30 September 2015 and 31 December 2014. KPIs are based on spot balances calculated at these dates with the exception of the cost-to-income ratio, Adjusted RoTE/RoTE and customer satisfaction which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the nine months ended 30 September 2015 and nine months ended 30 September 2014.

Santander UK Group Holdings plc	18

Quarterly Management Statement, 30 September 2015

Appendix 1 – Notes (continued)

•	Payments Council (now Bacs) – Current Account Switch Service (‘CASS’) guarantee

On 16 September 2013, the Payments Council (now Bacs) launched CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching current accounts from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.

The published Payments Council branded data referenced is for switches completing between 1 April 2014 and 31 March 2015 and shows Santander UK gained 301,000 switchers, with a net gain of 213,100. The branded data is published six months in arrears. Payments Council data for the industry shows 2,066,300 full switches were completed between 16 September 2013 and 30 September 2015. Santander UK management information identifies 568,900 full switchers in the same period, representing approximately one-in-four full switches.

•	Retail customer satisfaction

The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ending 30 September 2015 and compared against twelve months ending data for the period as indicated. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds Bank, TSB and NatWest. Advocacy will be measured from 2016, and refers to NPS scores across the same markets and with the same weightings applied as per the satisfaction data.

Santander UK Group Holdings plc	19

Quarterly Management Statement, 30 September 2015

Appendix 1 – Non-IFRS measures

This document includes certain financial measures which are not accounting measures within the scope of IFRS. Such non-IFRS measures are defined as ones that measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure. These non-IFRS measures are not a substitute for IFRS measures.

Adjusted RoTE/RoTE [1]	30.09.15 £m	31.12.14 £m
Profit attributable to equity holders of the parent (annualised) [2] (A)	1,444	1,070
Adjust for: UK Bank Levy and FSCS	(88)	—

Adjusted profit attributable to equity holders of the parent (B)	1,356	1,070

Average ordinary shareholders’ equity (C)	13,504	12,518
Average goodwill and other intangible assets	(2,218)	(2,261)

Average tangible equity (D)	11,286	10,257

Return on ordinary shareholders’ equity (A/C)	10.7%	8.5%

Adjusted RoTE (B/D)	12.0%	n/a
RoTE (A/D)	12.8%	10.4%

Banking net interest margin [3]	30.09.15 £m	31.12.14 £m
Net interest income (annualised) (A)	3,577	3,434
Average interest earning assets (B)	232,119	225,519
Average customer assets (C)	194,358	188,850

Net interest margin (A/B)	1.54%	1.52%

Banking net interest margin (A/C)	1.84%	1.82%

EBA LCR (revised text October 2014) [4]	30.09.15 £bn	31.12.14 £bn
Eligible liquidity pool	35.8	38.9

Asset inflows	0.7	1.0

Stress outflows:
Retail and commercial deposit outflows	(7.5)	(7.0)
Wholesale funding and derivatives	(16.4)	(19.0)
Contractual credit rating downgrade exposure	(5.7)	(7.3)
Drawdowns of loan commitments	(3.0)	(3.0)
Other	—	—

Total stress net cash outflows	(31.9)	(35.3)
Surplus	3.9	3.6

LCR [5]	112%	110%

Total corporate lending

Total corporate lending is a non-IFRS measure which combines the reportable segments of Commercial Banking and Global Corporate Banking as these are disclosed under IFRS. See page 18.

1.	For the definition of RoTE see Appendix 1 - Definitions. Adjusted RoTE is presented for the first nine months and is computed in the same manner as RoTE except that the profit attributable to equity holders of the parent is adjusted to account for the UK Bank Levy and FSCS for the first nine months on an accrual basis. This adjustment is computed only at interim dates and is made to spread the cost of the UK Bank Levy and FSCS evenly over the year which under IFRS is only recorded at 31 December and 1 April respectively. Management reviews adjusted RoTE/RoTE in order to measure the overall profitability of Santander UK and believes that presentation of these financial measures provides useful information to investors regarding Santander UK’s results of operations.
2.	Profit figures used in the calculation of ratios for the nine months ended 30 September 2015 have been annualised by multiplying the profit figure for the period less NCI representing the 50% ordinary shareholding in PSA by 365/273, less other NCI.
3.	For the definition of Banking NIM see Appendix 1 - Definitions. Management reviews Banking NIM in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations.
4.	Takes into account Santander UK’s interpretation of the EU Liquidity Coverage Ratio Delegated Act ((EU) 575/2013).
5.	For the definition of LCR see Appendix 1 - Definitions. Santander UK monitored and managed the LCR ratio based on the most recent EBA pronouncements and, from October 2014, the final delegated act of the European Commission. The LCR remained in excess of 100% throughout the period. The Santander UK Liquidity Risk Appetite is reviewed and updated annually. It currently represents the coverage of the most plausible stress by qualifying liquid resources.

Santander UK Group Holdings plc	20

Quarterly Management Statement, 30 September 2015

Appendix 1 – Definitions

•	‘1|2|3 World’ is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, preferential rates on mortgages and house insurance and special deals. The products include the 1|2|3 Current Account, the 1|2|3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1|2|3 Mini (for children, in Trust), Student, Graduate, and Postgraduate accounts. The aim of 1|2|3 World products is to attract and retain customers (i.e. improving customers’ loyalty and longevity), and to increase the number and type of transactions customers undertake with us, by offering benefits for doing so.

•	A ‘1|2|3 World customer’ holds one or more 1|2|3 products. Trustees are not classed as 1|2|3 World customers. Also excludes automatic upgrade of accounts as part of product simplification.

•	‘Banking NIM’ is calculated as annualised net interest income divided by average customer loans.

•	‘CET 1 capital’ is the CRD IV end point Common Equity Tier 1 capital and is calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. The ‘CET 1 ratio’ is calculated as CET 1 capital divided by RWAs.

•	‘Corporates’ include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

•	‘Distributable items’ are equivalent to Distributable profits under the Companies Act 2006.

•	‘Dividend payout ratio’ is calculated as equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interest). Dividend declared can be lower than target pay-out ratio of 50% for timing reasons. The payment of each dividend is subject to regulatory approval.

•	‘Large corporates’ are enterprises which have a turnover above £500m per annum.

•	The LCR is designed to ensure that banks maintain adequate levels of high quality assets against net cash outflows over a 30-day significant stress period. Since December 2014, the LCR is calculated on Santander UK’s interpretation of the European Commission Delegated Act (EU) 575/2013. We report on a single liquidity sub-group (‘DolSub’) basis, which includes Santander UK plc and its subsidiaries Abbey National Treasury Services plc and Cater Allen Ltd.

•	‘LCR eligible liquidity pool’ are assets eligible for inclusion in the LCR as high quality liquid assets.

•	‘Liquid assets coverage of wholesale funding of less than one year’ is calculated as eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.

•	LDR is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

•	‘Loan-to-income multiple’ is an average earnings multiple of new business at inception.

•	‘Loyal customers’ are primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

•	‘Mid corporates’ are enterprises which have a turnover of between £50m and £500m per annum.

•	‘Mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	Mortgage retention is applied to mortgages four months post-maturity and is calculated as a twelve month average of retention rates.

•	‘MTF’ is medium term funding at a sterling equivalent value. MTF consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received as part of the Bank of England and HM Treasury’s Funding for Lending Scheme (‘FLS’).

•	‘n.m.’ signifies percentage change is not meaningful.

•	‘NPL coverage’ is calculated as impairment loss allowances divided by non-performing loans and advances.

•	‘NPL ratio’ is calculated as non-performing loans as a percentage of loans and advances to customers.

•	‘PRA end point Tier 1 leverage ratio’ is the CRD IV end point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014.

•	‘RoTE’ is calculated as annualised profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average preference shares, non-controlling interests and AT 1 securities and average goodwill and other intangible assets.

•	‘Santander UK’ refers to Santander UK Group Holdings plc and its subsidiaries.

•	Select customers have a monthly credit turnover of £5k, savings, banking and investments worth £75k or properties worth a minimum of £500k. Affluent customers have a monthly credit turnover of £4k-5k, savings, banking and investments worth £25k-75k or properties worth £350k-500k.

•	‘SME’ is small and medium enterprises with a turnover of between £250,000 and £50m per annum.

•	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

•	‘Wholesale funding with a residual maturity of less than one year’ has a residual maturity of less than one year at the balance sheet date.

Santander UK Group Holdings plc	21

Quarterly Management Statement, 30 September 2015

Appendix 2 – Income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in its Annual Report for the year ended 31 December 2014.

Summary consolidated income statement	9M’15 £m	9M’14 £m
Net interest income	2,675	2,544
Non-interest income (1)	754	776

Total operating income	3,429	3,320

Administrative expenses	(1,590)	(1,385)
Depreciation, amortisation and impairment	(209)	(412)

Total operating expenses excluding impairment losses, provisions and charges	(1,799)	(1,797)

Impairment losses on loans and advances	(52)	(240)
Provisions for other liabilities and charges	(154)	(272)

Total operating impairment losses, provisions and charges	(206)	(512)

Profit before tax	1,424	1,011
Tax on profit	(307)	(204)

Profit after tax for the period	1,117	807

(1)	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Summary selected segmental balance sheet assets and liabilities	30.09.15 £bn	31.12.14 £bn
Assets
Retail Banking	164.2	158.5
Commercial Banking	20.4	18.7
Global Corporate Banking	5.8	5.2
Corporate Centre	7.7	8.3

Customer loans	198.1	190.7
Other assets	84.9	85.3

Total assets	283.0	276.0

Liabilities
Retail Banking	136.2	129.6
Commercial Banking	16.8	15.3
Global Corporate Banking	2.7	2.3
Corporate Centre	4.0	5.2

Customer deposits	159.7	152.4
Other liabilities	107.4	109.4

Total liabilities	267.1	261.8

Summary capital	30.09.15 £bn	31.12.14 £bn
Capital – CRD IV
Total qualifying regulatory capital	14.9	14.3
Risk Weighted Assets (‘RWAs’)	85.9	82.3
Total capital ratio	17.4%	17.3%

Distributable items (CRR / CRD IV)	4.2	N/A

Santander UK Group Holdings plc	22

Quarterly Management Statement, 30 September 2015

Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summary consolidated income statement, summary of selected balance sheet assets and liabilities and capital for Santander UK plc and its controlled entities are shown below.

The information contained in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information contained in this Appendix has been prepared in accordance with Santander UK plc’s previously stated accounting policies described in the Annual Report for the year ended 31 December 2014 filed on form 20-F.

Summary consolidated income statement	9M’15 £m	9M’14 £m
Net interest income	2,675	2,544
Non-interest income (1)	754	776

Total operating income	3,429	3,320

Administrative expenses	(1,588)	(1,385)
Depreciation, amortisation and impairment	(209)	(412)

Total operating expenses excluding impairment losses, provisions and charges	(1,797)	(1,797)

Impairment losses on loans and advances	(52)	(240)
Provisions for other liabilities and charges	(154)	(272)

Total operating impairment losses, provisions and charges	(206)	(512)

Profit before tax	1,426	1,011
Tax on profit	(307)	(204)

Profit after tax for the period	1,119	807

(1)	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Summary of selected segmental balance sheet assets and liabilities	30.09.15 £bn	31.12.14 £bn
Assets
Retail Banking	164.2	158.5
Commercial Banking	20.4	18.7
Global Corporate Banking	5.8	5.2
Corporate Centre	7.7	8.3

Customer loans	198.1	190.7
Other assets	84.9	85.3

Total assets	283.0	276.0

Liabilities
Retail Banking	136.2	129.6
Commercial Banking	16.8	15.3
Global Corporate Banking	2.7	2.3
Corporate Centre	4.0	5.2

Customer deposits	159.7	152.4
Other liabilities	107.4	109.4

Total liabilities	267.1	261.8

Summary capital	30.09.15 £bn	31.12.14 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.6	14.7
Risk Weighted Assets (‘RWAs’)	85.9	82.3
Total capital ratio	18.2%	17.9%

Santander UK Group Holdings plc	23

Quarterly Management Statement, 30 September 2015

Management Statement for Santander UK Group Holdings plc and Banco Santander, S.A.

The results of Banco Santander, S.A. for the nine months ended 30 September 2015 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander, S.A.’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ from the United Kingdom as reported by Banco Santander, S.A., due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander, S.A. London Branch. The Banco Santander, S.A. London Branch is not part of Santander UK but is included in the Banco Santander, S.A. results for the United Kingdom.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander, S.A. (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.51 trillion in managed funds, 12,910 branches – more than any other international bank – and 190,300 employees at June 2015. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In H1’15 Santander made an attributable profit of EUR 3,426 million, 24% more than the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves more than 14 million active customers with 20,300 employees and operates through 881 branches and 69 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc continue to have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer

Santander UK and Banco Santander, S.A. both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander, S.A. caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 321 to 340 of the Santander UK Group Holdings plc 2014 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander, S.A. and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herewith and other matters relating to Santander UK.

Santander UK Group Holdings plc	24